UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 24, 2012

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

23 February 2012

Notice for the Annual General Meeting of Novo Nordisk A/S

1. Annual General Meeting on 21 March 2012

The Annual General Meeting of Novo Nordisk A/S will be held on:

          Wednesday 21 March 2012 at 2.00 pm (CET)

at Radisson Blu Falconer Hotel & Conference Center, Falkoner Allé 9, 2000 Frederiksberg, Denmark.

The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors and Appendix 2: Revised Remuneration Principles, is enclosed.

2. Board of Directors - proposed change in composition

All current board members elected by the Annual General Meeting are up for election.

The Board of Directors proposes re-election of the following board members elected by the shareholders: Sten Scheibye, Göran A Ando, Bruno Angelici, Henrik Gürtler, Thomas Paul Koestler, Kurt Anker Nielsen, and Hannu Ryöppönen. The Board of Directors of Novo Nordisk A/S proposes that Liz Hewitt is elected as a new member to the Board of Directors at the Annual General Meeting as Jørgen Wedel has decided not to seek re-election. The Board of Directors recommends election of Ms Liz Hewitt primarily because of her extensive experience within the field of medical devices. Further, Ms Hewitt has significant financial knowledge that makes her eligible to become a member of the Audit Committee. Ms Hewitt also possesses knowledge about how large international companies operate.

Appendix 1 to the notice for the Annual General Meeting includes a description of the nominated candidates’ qualifications, including information about other

Company Announcement no 13 / 2012				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

executive functions and demanding organisational roles held by the proposed candidates in Danish and foreign companies

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,500 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ -B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Mike Rulis Tel: (+45) 4442 3573 mike@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Frank Daniel Mersebach Tel: (+45) 4442 0604 fdni@novonordisk.com

Lars Borup Jacobsen Tel: (+45) 3075 3479 lbpj@novonordisk.com

In North America:
Ken Inchausti Tel: (+1) 609 514 8316 kiau@novonordisk.com	Jannick Lindegaard Tel: (+1) 609 786 4575 jlis@novonordisk.com

Company Announcement no 13 / 2012				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Annual General Meeting
of Novo Nordisk A/S

Scan the QR code with your smartphone to go directly to the registration site

To the shareholders of Novo Nordisk A/S

February 2012

The Company will conduct its Annual General Meeting on Wednesday 21 March 2012 at 2.00 pm (CET) at Radisson Blu Falconer Hotel & Conference Center, Falkoner Allé 9, 2000 Frederiksberg, Denmark.

Agenda
1.	The Board of Directors’ oral report on the Company’s activities in the past financial year.

2.	Presentation and adoption of the audited Annual Report 2011.

3.	Approval of the remuneration of the Board of Directors for 2011 and 2012.
	3.1	Approval of actual remuneration for 2011.
	3.2	Approval of remuneration level for 2012.

4.	A resolution to distribute the profit according to the adopted Annual Report 2011.

5.	Election of members to the Board of Directors, including chairman and vice chairman.
	5.1	Election of chairman.
	5.2	Election of vice chairman.
	5.3	Election of other members to the Board of Directors.

6.	Appointment of auditor.

7.	Proposals from the Board of Directors:
	7.1	Reduction of the Company’s B share capital by nominally DKK 20,000,000 by cancellation of B shares.
	7.2	Authorisation of the Board of Directors to allow the Company to repurchase own shares.
	7.3	Amendments to the Articles of Association.
		7.3.1	Authorisation to introduce electronic communication with shareholders.
		7.3.2	Amendments to reflect the change of the name of the Danish Business Authority.
	7.4	Adoption of revised Remuneration Principles.

8.	Any other business.

Elaboration of the items on the agenda
Item 1:
The Board of Directors proposes that the oral report on the Company’s activities in the past financial year is noted by the Annual General Meeting.

Item 2:
The Board of Directors proposes that the audited Annual Report 2011 is adopted by the Annual General Meeting.

Item 3.1:
The Board of Directors proposes that the actual remuneration of the Board of Directors for 2011 of DKK 9,400,000 is approved by the Annual General Meeting. Reference is made to pages 44-47 of the Annual Report 2011.

The actual remuneration paid for 2011 corresponds to the remuneration level preapproved by the Annual General Meeting for the 2011 financial year.

Item 3.2:
The Board of Directors proposes that the remuneration level for 2012 is the same as the level approved by the Annual General Meeting in 2011 for the 2011 financial year.

Consequently, the following remuneration level for 2012 is proposed approved by the Annual General Meeting:
¤	The base fee shall be DKK 500,000.
¤	The chairman shall receive 3.00 times the base fee.
¤	The vice chairman shall receive 2.00 times the base fee.
¤	The Audit Committee chairman shall receive 1.00 times the base fee in addition to the base fee.
¤	The Audit Committee members shall receive 0.5 times the base fee in addition to the base fee.

Page 2 • Novo Nordisk Annual General Meeting 2012

In addition, the Board of Directors proposes that the members of the Board of Directors are entitled to receive the following fixed travel allowance in connection with participation in board meetings in Denmark:
¤	EUR 3,000 per meeting for EU-based board members, and
¤	EUR 6,000 per meeting for US/Asia based board members.

The actual remuneration of the Board for 2012 shall be approved by the Annual General Meeting in 2013.

Item 4:
The proposed dividend for 2011 is DKK 14.00 for each Novo Nordisk A or B share of DKK 1.

This is a 40% increase compared to the dividend declared for the 2010 financial year. No dividends will be paid on the Company’s holding of own shares.

Item 5:
All shareholder-elected board members are to be elected or re-elected each year and were most recently re-elected at the Annual General Meeting in 2011. Thus, the term of each board member expires at the Annual General Meeting in March 2012.

Item 5.1:
The Board of Directors proposes re-election for a one year term of Sten Scheibye as chairman of the Board of Directors.

Item 5.2:
The Board of Directors proposes re-election for a one year term of Göran A Ando as vice chairman of the Board of Directors.

Item 5.3:
The Board of Directors proposes re-election for a one year term of the following board members elected by the Annual General Meeting: Bruno Angelici, Henrik Gürtler, Thomas Paul Koestler, Kurt Anker Nielsen and Hannu Ryöppönen.

Jørgen Wedel has decided not to seek re-election. The Board of Directors proposes that Liz Hewitt is elected as a new member to the Board of Directors.

Appendix 1 includes a description of the nominated candidates’ qualifications, including information about other executive functions (memberships of executive boards, boards of directors, supervisory boards, and board committees) and demanding organisational tasks held by the proposed candidates in Danish and foreign companies.

The Board of Directors recommends election of Ms Liz Hewitt primarily because of her extensive experience within the field of medical devices. Further, Ms Hewitt has significant financial knowledge that makes her eligible to become a member of the Audit Committee. Ms Hewitt also possesses knowledge about how large international companies operate.

Item 6:
The Board of Directors proposes re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionspart-nerselskab as the Company’s auditor.

The Board of Directors recommends re-appointment of PricewaterhouseCoopers Statsautoriseret Revisionspart-nerselskab (‘PwC’) as auditor because of their significant knowledge of the pharmaceutical industry and exhaustive knowledge of Novo Nordisk. Furthermore, PwC possesses significant competencies in terms of tax valuable to Novo Nordisk and PwC has a global organisation that provides valuable support to Novo Nordisk’s global business.

Item 7.1:
The Board of Directors proposes that the Company’s B share capital is reduced from DKK 472,512,800 to DKK 452,512,800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 20,000,000 divided into 20,000,000 B shares of DKK 1 each.

After reduction of the share capital, the Company’s share capital will amount to DKK 560,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 452,512,800.

The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings. If the proposal is

Novo Nordisk Annual General Meeting 2012 • page 3

adopted, the Company’s holding of own shares will be reduced by 20,000,000 B shares of DKK 1 each. These B shares were repurchased for the total sum of DKK 11,978,400,000.00, which means that, in addition to the nominal reduction amount, DKK 11,958,400,000.00 has been distributed to the shareholders.

The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital structure flexibility.

Adoption of the proposal implies the following amendment of Article 3.1 of the Articles of Association taking effect upon completion of the capital reduction:

“3.1 The Company’s share capital amounts to DKK 560,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 452,512,800.”

Item 7.2:
The Company considers it good corporate governance and consistent with its share buy back-programme strategy, that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting on a regular basis.

Consequently, the Board of Directors proposes that the Annual General Meeting authorises the Board of Directors to allow the Company to repurchase own shares of up to 10% of the share capital and a holding limit of 10% of the share capital, and at the price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%, until the next Annual General Meeting.

Item 7.3:
The Board of Directors proposes the following amendments to the articles of association:

Item 7.3.1:
The Board of Directors proposes that the Board of Directors is authorised to introduce electronic communication for use in all communication between the Company and its shareholders.

The authorisation will have the following wording inserted as a new Article 15 in the Articles of Association (subsequent articles and references thereto will be renumbered accordingly):

“15.	ELECTRONIC COMMUNICATION
15.1	The Board of Directors is authorised to resolve that communication from the Company to the shareholders may take place electronically in accordance with the following provisions:
1. All communication from the Company to the shareholders, including notices to convene a General Meeting under Article 6.5 and distribution of annual reports, may take place electronically by email.
2. Announcements of a general nature will be made available at the Company’s website: novonordisk.com, and in such other manners prescribed in accordance with law.
3. The Company may at any time decide to communicate by ordinary mail.
4. It is a shareholder responsibility to ensure that the Company, if so, is in possession of the correct email address.
5. Information on the requirements of the systems and procedures applied for electronic communication will be made available at the Company’s website: novonordisk.com.
15.2	Upon decision by the Board of Directors pursuant to Article 15.1 to introduce electronic communication, the Company will publish an announcement on the Company’s website, novonordisk.com and via the IT system of the Danish Business Authority. The announcement will also be sent by ordinary mail to shareholders who have requested to receive notices of General Meetings by ordinary mail.

Page 4 • Novo Nordisk Annual General Meeting 2012

15.3	The Board of Directors is authorised to amend Article 15.1 and to repeal Articles 15.2 and 15.3 in order to reflect a resolution by the Board of Directors to introduce electronic communication pursuant to this Article 15.”

Item 7.3.2:
With effect from 1 January 2012 the Danish Commerce and Companies Agency changed its name to the Danish Business Authority.

The Board of Directors proposes that the ’Danish Commerce and Companies Agency’ is replaced with the ‘Danish Business Authority’ in Articles 6.5, 10.5 and 11.1.

Item 7.4:
The Board of Directors proposes that the updated principles for remuneration of board members and executives in Novo Nordisk A/S (the ‘Remuneration Principles’) are approved by the Annual General Meeting.

The following alterations and amendments have been made to the Remuneration Principles:

¤	Adjustment and alignment of the fee and remuneration benchmarks for the Board and Executive Management; explicit mentioning of other Danish companies in the benchmarks given their importance for executive remuneration; and replacement of ‘Scandinavian countries’ with ‘Nordic countries’ in order to include large Finnish companies in the benchmarks.

¤	Inclusion of payment of social security taxes imposed in EU by foreign authorities.
¤	Deletion of section on stock options due to expiry in February 2012 of the last stock options granted to Executive Management in 2003. Since 2004 stock based compensation to Executive Management has been based on restricted stocks.

¤	Replacement of the seniority wording ’employment as a senior vice president’ in the severance payment section for Executive Management with the wording ‘taking into account previous em-
ployment history’ in order to provide more flexi-bility to the Board of Directors when defining severance payments.
¤	Inclusion of travel allowance in the remuneration table overview.
¤	Linguistic and editorial improvements.

The proposed Remuneration Principles including the general guidelines for incentive-based remuneration are attached as Appendix 2.

Additional information

Majority requirements
To adopt the proposals under items 7.1, 7.3.1 and 7.3.2 of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals, cf. Articles 9.2 and 9.3 of the Articles of Association.

All other proposals on the agenda may be adopted by a simple majority of votes, cf. Article 9.1 of the Articles of Association.

Share capital
The current share capital of the Company amounts to DKK 580,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 472,512,800.

Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote.

Record date
The record date is 14 March 2012.

Participation and voting rights
A shareholder’s right to attend and vote at the Annual General Meeting shall be determined by the number of shares held by such shareholder at the end of the record date.

Novo Nordisk Annual General Meeting 2012 • page 5

The number of shares held by each shareholder at the record date shall be calculated based on the number of shares registered in the Register of Owners as well as any notification received by the Company for registration but not yet entered in the Register of Owners.

Participation is conditional on the shareholder having obtained an admission card in due time.

How to obtain an admission card
Access to the Annual General Meeting is conditional on the shareholder having requested an admission card by Friday 16 March 2012 end of day.

Admission and voting cards for the Annual General Meeting may be obtained:

¤	by returning the enclosed requisition form, duly completed and signed, to VP Investor Services A/S,

¤	by contacting VP Investor Services A/S by phone +45 4358 8891, email: vpinvestor@vp.dk, or fax: +45 4358 8867, or

¤	via the websites of the Company: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using your CPR/CVR Number and postal code or your VP reference number.

Admission cards and voting cards will be sent to the address to which your custody account is registered.

For further information please see novonordisk.com/AGM.

How to submit a proxy
Proxies shall be submitted by Friday 16 March 2012 end of day.

Voting instructions by proxy may be completed and submitted:

¤	by downloading a proxy form from novonordisk.com/AGM, print, complete, sign and send it by fax to +45 4358 8867, via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or

¤	via the websites of the Company: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm by using a compatible electronic signature, e.g. a personal VP ID. If you have a Danish CPR Number, the electronic signature used for net banking services offered by credit institutions based in Denmark (NemID) will typically be compatible. For further information please see novonordisk.com/AGM.

From shareholders unable to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights attached to the shares to know the shareholders’ view on the respective items on the agenda and to ensure that the quorum requirement is met.

According to Danish law, a proxy issued to the Board of Directors for the Annual General Meeting is only valid if it is in writing (or submitted via a qualified IT system), and signed and dated after 21 March 2011 (i.e. within one year before the Annual General Meeting 2012).

How to vote by correspondence
Shareholders may vote by correspondence by Tuesday 20 March 2012 end of day:

¤	by downloading a voting by correspondence form from novonordisk.com/AGM, print, complete, sign and send it by fax to +45 4358 8867, via email: vpinvestor@vp.dk or by ordinary letter to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S, Denmark, or

¤	via the websites of the Company: novonordisk.com/AGM or VP Investor Services A/S: uk.vp.dk/agm using the same procedure as described above under ‘How to submit a proxy’.

Written questions
Shareholders may ask written questions to the management of the Company about the agenda and documents concerning the Annual General Meeting.

Written questions shall be sent to
AGMEETING@novonordisk.com no later than 19 March 2012.

Page 6 • Novo Nordisk Annual General Meeting 2012

Language
Representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders may choose to speak in Danish or English.

Simultaneous interpretation from English to Danish and from Danish to English will be available at the meeting.

Webcast
The Annual General Meeting will be broadcast live by webcast in a Danish and an English version at the Company’s website novonordisk.com.

Information on the website
The following information is available at novonordisk.com under ‘About Novo Nordisk’ → ‘Corporate governance’ → ’General meetings and Shareholders’ meeting’ until and including the date of the Annual General Meeting:

¤	Notice to convene the Annual General Meeting;

¤	The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting;

¤	The documents that will be submitted at the Annual General Meeting, i.e. the Annual Report 2011, the proposed Articles of Association and the proposed Remuneration Principles;

¤	The agenda and the complete proposals; and

¤	The proxy and voting by correspondence forms.

You may also request to receive a copy of the above-mentioned documents by contacting the Company by phone +45 4442 3434.

Dividends
The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax if any.

Further information on dividends may be found in the Annual Report 2011 p 2 and 54.

Information meeting
On Wednesday 21 March 2012 at 4.30 pm (CET) after the Annual General Meeting, the Company will host an information meeting conducted in Danish for its shareholders at Radisson Blu Falconer Hotel & Conference Center.

Further information about the information meeting may be found at novonordisk.com/AGM.

Electronic communication
It is now possible to receive Annual Reports and notices of General Meetings and Shareholders’ Meetings electronically from Novo Nordisk. You may register your email address on the InvestorPortal:

1.	Go to novonordisk.com/investors;
2.	Click on the link ’Novo Nordisk InvestorPortal’; and
3.	Log on to the InvestorPortal with VPbruger/VP ID or NemID

Best regards
Novo Nordisk A/S

The Board of Directors

Novo Nordisk Annual General Meeting 2012 • page 7

Appendix 1 Candidates for the Board of Directors

General considerations

All shareholder-elected board members are to be elected or re-elected each year for a one year term and were most recently elected at the Annual General Meeting in March 2011. Thus, the term for each board member expires at the Annual General Meeting in March 2012.

Novo Nordisk A/S aims to propose a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors in the best possible way can attend to the interests of the Company and the shareholders, with due respect to other stakeholders of the Company.

The process of identifying and selecting suitable candidates for the Board of Directors, takes into account the required competences, the result of the Board of Directors’ self-assessment process and the need for integration of new expertise and diversity.

In nominating candidates, the Chairmanship seeks to achieve a balance between renewal and continuity. The Board of Directors actively contributes to developing the Company as a global pharmaceutical company, and supervises the management’s decisions and operations.

It is the assessment of the Board of Directors that the proposed composition of the Board of Directors satisfies the criteria defined by the Board of Directors as regards the competences and composition of the Board of Directors.

The Board of Directors considers the size of the Board to be appropriate in relation to the requirements of the Company.

Please see the Company’s website: novonordisk.com under ‘About Novo Nordisk’ →‘Corporate governance’ →’Board of Directors’ for a more detailed description of the competence criteria of the Board of Directors.

Independence

In the Danish Corporate Governance Recommendations (2011), it is recommended that at least half of the board members elected by the General Meeting shall be independent of the Company. Independence is defined in accordance with the Danish Corporate Governance Recommendations (2011).

Three of the proposed candidates set out below, Dr Ando, Mr Gürtler and Mr Nielsen, are not considered to be independent of the Company as Dr Ando and Mr Gürtler hold a board position and an executive position at Novo A/S, respectively, while Mr Nielsen holds a board position in the Novo Nordisk Foundation. If all proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirement of the Danish Corporate Governance Recommendations (2011) that at least half of the board members elected by the shareholders shall be independent.

In addition, the proposed composition of the Board of Directors will enable the Board of Directors to elect members to the Audit Committee who qualify as independent and as financial experts as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms.

Page 8 • Novo Nordisk Annual General Meeting 2012

The individual candidates

Sten Scheibye Chairman of the Board Born 3 October 1951 Male, Danish National First elected in 2003 Most recently elected in 2011 Vice chairman in 2004 Chairman in 2006 Independent
Education
1983	BComm, Copenhagen Business School, Denmark
1981	PhD in Organic Chemistry, University of Aarhus,
Denmark
1978	MSc in Chemistry and Physics, University of
Aarhus, Denmark

Former positions
Mr Scheibye was President and CEO of Coloplast A/S, Denmark, from 1995 to 2008. Before joining Coloplast in 1993, Mr Scheibye served as senior vice president, sales & marketing, in Leo Pharma A/S, Denmark. He joined Leo Pharma in 1981.

Management duties
Chairman of the boards of the Trade Council of Denmark, the Danish Industry Foundation, and the Denmark-America Foundation.

Chairman of the Board of Governors of the Technical University of Denmark and vice chairman of the Danish Fulbright Commission.

Member of the boards of Gambro AB, Sweden, Rambøll Gruppen A/S, Dades A/S, RM Rich. Müller A/S, the Rich. Müller Foundation, the Aase and Ejnar Danielsen Foundation, and the Knud Højgaards Foundation, all in Denmark.

Special competencies
Knowledge of the healthcare industry, particularly in relation to patients requiring chronic care, and managerial skills relating to international organisations.

Göran A Ando, MD Vice chairman of the Board Born 6 March 1949 Male, Swedish national First elected in 2005 Most recently elected in 2011 Vice chairman in 2006 Not independent
Education
1978	Specialist in general medicine, Linköping Medical University, Sweden
1973	MD, Linköping Medical University, Sweden

Former positions
Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing,

IT, business development and Mergers & Acquisitions (M&A) from 1995 to 2003.

Management duties
Chairman of the board of Symphogen A/S, Denmark.

Vice chairman of the board of S*Bio Pte Ltd., Singapore.

Member of the boards of Novo A/S, Denmark, EDBI Pte Ltd., Singapore, EUSA Pharma, UK, Chroma Therapeutics, UK, and Molecular Partners AG, Switzerland.

Chairman of the Scientific Advisory Board, Southwest Michigan First, US, member of the Scientific Advisory Board of Bausch & Lomb, US, and Senior Advisor to Essex Woodlands Health Ventures Ltd, UK.

Special competencies
Medical qualifications and extensive executive background within the international pharmaceutical industry.

Novo Nordisk Annual General Meeting 2012 • page 9

The individual candidates

Bruno Angelici Member of the Board Born 20 April 1947 Male, French national First elected in 2011 Most recently elected in 2011 Independent
Education
1993	AMP, Harvard Business School, US
1978	MBA, Kellogg School of Management, NorthWestern University, US
1973	Law degree, Reims University, France
1971	BA in Business Administration, Ecole Superieure de Commerce Reims, France

Former positions
Mr Angelici was executive vice president of AstraZeneca, with P&L responsibility for Europe, Japan, Asia Pacific, Latin America, Middle East and Africa from 2001 until

2009. In 1998 Mr Angelici was appointed president of Zeneca, Japan, and was responsible for the successful merger of Astra and Zeneca in Japan. Previously, from 1989 Mr Angelici was president of Zeneca, France, having joined from Baxter International, where he held various management positions from 1978 to 1989.

Management duties
Member of the board of Smiths Group plc, UK.

Member of the supervisory board of Wolters Kluwer, Netherlands.

Member of the Global Advisory Board of Takeda Pharmaceutical Company Limited, Japan.

Special competencies
Extensive global experience with two companies in the fields of pharmaceuticals and medical devices and indepth knowledge of strategy, sales, marketing and governance of major companies.

Henrik Gürtler Member of the Board Born 11 August 1953 Male, Danish national First elected in 2005 Most recently elected in 2011 Not independent
Education
1976	MSc in Chemical Engineering, Technical University of Denmark

Former positions
Mr Gürtler has been president and CEO of Novo A/S, Denmark, since 2000. He was employed by Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977. After a number of years in various specialist and managerial positions within this area, Mr

Gürtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 he was appointed corporate vice president of Health Care Production. From 1996 to 2000 he was a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs.

Management duties
President and CEO of Novo A/S, Chairman of the boards of Novozymes A/S, Copenhagen Airports A/S, and COWI Holding A/S, all in Denmark.

Special competencies
Knowledge of the Novo Group’s business and its policies, and knowledge of the international biotech industry.

Page 10 • Novo Nordisk Annual General Meeting 2012

The individual candidates

Liz Hewitt Born 3 November 1958 Female, UK national Proposed elected 2012 Independent
Education
1980	Chartered Accountant FCA
1977	BSc (Econ Hons), University College in London, UK

Former positions
From 2004 to 2011 Ms Hewitt was Group Director Corporate Affairs for Smith & Nephew plc, UK, and was involved at a senior level in all aspects of the business, including membership of Risk Committee. At 3i Group plc, UK, 1986 to 2004, Ms Hewitt held a number of roles from investing and syndicating private equity transactions, to running the internal consultancy team, culmi-

nating in her role as Director Corporate Affairs, when she was a member of Risk Committee and a Trustee of the 3i Charitable Foundation. In her early career, Ms Hewitt qualified with Andersen & Co and also worked as a private equity investor for Citicorp Venture Capital (now CVC), UK and Gartmore Investment Management Ltd, UK.

Management duties
Member of the board of Synergy Health plc, UK. Chairman of the audit committee of Synergy Health plc, UK.

Special competencies
Extensive experience within the field of medical devices, significant financial knowledge and knowledge about how large international companies operate.

Thomas Paul Koestler Member of the Board Born 11 June 1951 Male, US national First elected in 2011 Most recently elected in 2011 Independent
Education
1982	PhD in Medicine & Pathology, Roswell Park Memorial Institute, US
1975	BSc in Biology, Daemen College, US

Former positions
From 2003 to 2009 Dr Koestler was executive vice president and from 2006 president of Schering-Plough Research Institute, US. Before joining Schering-Plough Research Institute he was senior vice president & global head of Regulatory Affairs of Pharmacia Corporation, US, from 2001. From 1996 to 2001 Dr Koestler was vice president, later senior vice president in Novartis Pharmaceuticals within Regulatory Affairs. From 1982 to 1996 Dr Koestler held various management positions within Regulatory Affairs and Clinical Safety in Sandoz Pharmaceutical Corporation, Johnson & Johnson, Bristol-Myers Squibb, and Smith Kline French Labs, all in the US.

Management duties
Executive with Vatera Holdings LLC, US.

Member of the board of Momenta Pharmaceuticals Inc, US.

Special competencies
Extensive R&D knowledge, both generally and within the field of regulatory affairs. Significant know-how about the pharmaceutical industry in general and how large international corporations operate. In addition, knowledge of the US market.

Novo Nordisk Annual General Meeting 2012 • page 11

The individual candidates

Kurt Anker Nielsen
Member of the Board
Chairman of the Audit Committee

Born 8 August 1945
Male, Danish national

First elected in 2000
Most recently elected in 2011
Audit committee chairman since 2004

Not independent

Education
1972	MSc in Commerce and Business Administration, Copenhagen Business School, Denmark

Former positions
Mr Nielsen served as CFO and deputy CEO of Novo Nordisk A/S until 2000. From 2000 to 2003 he was CEO of Novo A/S. He was initially employed in Novo Industri A/S in 1974 as an economist.

Management duties
Chairman of the boards of Dalhoff Larsen & Horneman A/S, Reliance A/S, and Collstrup’s Mindelegat, all in Denmark.

Vice chairman of the board of Novozymes A/S, Denmark. Member of the boards of the Novo Nordisk Foundation, Veloxis Pharmaceuticals A/S, and Vestas Wind Systems A/S, all in Denmark.

Chairman of the audit committees of Novozymes A/S, Veloxis Pharmaceuticals A/S, and Vestas Wind Systems A/S, all in Denmark.

Special competencies
In-depth knowledge of Novo Nordisk A/S and its businesses, working knowledge of the global pharmaceutical industry and experience in working with accounting, financial and capital markets issues.

Audit Committee
Mr Nielsen is designated as Audit Committee financial expert under both Danish and US law. Mr Nielsen qualifies as an independent Audit Committee member as defined by the US SEC but is not regarded as independent under the Danish Act on Approved Auditors and Audit Firms.

Hannu Ryöppönen
Member of the Board
Member of the Audit Committee

Born 25 March 1952
Male, Finnish national

First elected in 2009
Most recently elected in 2011
Audit committee member since 2009

Independent

Education
1976	BA in Business Administration, Hanken School of Economics, Finland.

Former positions
Mr Ryöppönen was, until 2009, CFO and deputy CEO in Stora Enso Oyj, Finland. From 2003 to 2005 he was CFO and executive in Royal Ahold, Netherlands, and served on the board of directors of the ICA Group, Sweden, including the chairmanship of the audit committee. From 1999 to 2003, Mr Ryöppönen was Finance Director of Industri Kapital Group, UK. Mr Ryöppönen served as CFO of the IKEA Group, Denmark, from 1985 to 1998, including a position as deputy CEO of IKANO Asset Management from 1998 to 1999.

From 1977 to 1985, Mr Ryöppönen held various management positions at Chemical Bank in the US and the UK, as well as for Alfa Laval in the US and Sweden.

Management duties
Chairman of the boards of private equity funds Altor 2003 GP Limited, Altor Fund II GP Limited, and Altor III GP Limited, all in Jersey. Vice chairman of the board of Rautaruukki Oyj, Finland.

Member of the boards of Tiimari Oyj, Neste Oil Oyj, Amer Sports Oyj, all in Finland, Korsnäs AB, Sweden, and private equity funds Value Creation Investments Limited, Jersey.

Chairman of the audit committees of Amer Sports Oyj, and Rautaruukki Oyj, both Finland. Member of the audit committee of Neste Oil Oyj, Finland.

Special competencies
International executive background and thorough understanding of managing finance operations in global organisations, in particular in relation to accounting, financial and capital markets issues, but also experience within private equity and Mergers & Acquisitions (M&A).

Audit Committee
Mr Ryöppönen is designated as Audit Committee financial expert under both Danish and US law. Mr Ryöppönen qualifies as an independent Audit Committee member as defined by the US SEC and is regarded as independent under the Danish Act on Approved Auditors and Audit Firms.

Page 12 • Novo Nordisk Annual General Meeting 2012

Employee representatives

Ulrik Hjulmand-Lassen Member of the Board (elected by the employees) Born 28 April 1962 Male, Danish national First elected in 2010	Education 2011 CISM 2009 MCSA/IT Security 2006 ISO 9001 lead auditor 1985 BSc, Technical University of Denmark/DIA-E Current position Senior IT Quality Advisor in IT Governance.

Anne Marie Kverneland Member of the Board (elected by the employees) Born 24 July 1956 Female, Danish national First elected in 2000	Education 1980 Degree in medical laboratory technology, Copen-hagen University Hospital, Denmark Current position Laboratory Technician, currently working as a full-time shop steward.

Søren Thuesen Pedersen Member of the Board (elected by the employees) Born 18 December 1964 Male, Danish national First elected in 2006

Education
1988 BSc in Chemical Engineering, Engineering Academy of Denmark

Current position
External Affairs Director in Quality Intelligence.

Management duties
Member of the board of the Novo Nordisk Foundation.

Stig Strøbæk Member of the Board (elected by the employees) Born 24 January 1964 Male Danish national First elected in 1998

Education
2003 Diploma in further training for board members, the Danish Employees’ Capital Pension Fund (LD) Diploma in electrical engineering

Current position
Electrician, currently working as a full-time shop steward.

Management duties
Member of the board of the Novo Nordisk Foundation.

Novo Nordisk Annual General Meeting 2012 • page 13

Appendix 2 Principles for remuneration of board members and executives in Novo Nordisk A/S1,2

The Remuneration Principles are designed to attract, retain and motivate the members of the Board of Directors and of Executive Management. Remuneration has been designed to align the interests of the executives with those of the shareholders.

1.	The Board of Directors

1.1	Process
The Board of Directors reviews board fees annually based on recommendations from the Chairmanship. When preparing its recommendation, the Chairmanship will evaluate board fees against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in size and complexity. The remuneration of the board members for the past year and the level for the current year are approved by the Annual General Meeting as a separate agenda item.

1.2	Size
Each board member shall receive a fixed fee per year. Board members receive a fixed amount (the base fee) while the Chairmanship receives a multiple thereof: the chairman receives 3 times the base fee and the vice chairman receives 2 times the base fee.

Service on the Audit Committee entitles board members to an additional fee: the Audit Committee chairman receives 1.00 times the base fee and the other Audit Committee members receive 0.5 times the base fee.

Individual board members may take on specific ad hoc tasks outside their normal duties assigned by the Board. In each such case the Board shall determine a fixed fee (eg per diem) for the work carried out related to those tasks. The fixed fee will be disclosed in the Annual Report.

1.3	Social Security Taxes
Novo Nordisk pays in addition to the fixed fee such contribution to social security taxes within EU imposed by foreign authorities in relation to the fixed fee.

1.4	Travel allowance
All board members who do not reside in Denmark are paid a fixed travel allowance when attending board meetings in Denmark. No travel allowance is paid to board members when attending board meetings outside Denmark. The travel allowance will be disclosed in the Annual Report.

1.5	Expenses
Expenses such as travel and accommodation in relation to board meetings as well as relevant education are reimbursed.

1.6	Incentive programmes
Board members are not offered stock options, warrants or participation in other incentive schemes.

2.	The Executive Management

Executive Management includes all the executives registered as executives with the Danish Business Authority.

1 In Section 6 of the Recommendations on Corporate Governance designated by NASDAQ OMX Copenhagen referred to as “remuneration policy”.
2 These Principles include general guidelines for incentive-based remuneration pursuant to Section 139 of the Danish Companies Act.

Page 14 • Novo Nordisk Annual General Meeting 2012

2.1	Process
Executive remuneration is proposed by the Chairmanship and subsequently approved by the Board.

2.2	Size and composition

Executive remuneration is evaluated annually against relevant benchmarks of Danish and other Nordic companies as well as European pharmaceutical companies similar to Novo Nordisk in size and complexity. To ensure comparability, executive positions are evaluated in accordance with an international position evaluation system which among other parameters includes and reflects the development of the company size measured in terms of company revenue and number of employees. The level of fixed base salary is assessed against the market benchmark median level, and the total remuneration package is assessed against the upper quartile level for Denmark.

The remuneration package consists of a fixed base salary, a cash-based incentive, a long-term share-based incentive, a pension contribution and other benefits.

For executives being expatriated at the request of the company, the remuneration package is based on current Danish remuneration levels, including pension entitlements, while a specific expatriation package is added for the period of expatriation.

The fixed base salary is chosen to attract and retain executives with professional and personal competences required to drive the company’s performance.

The Short-term Incentive Programme (STIP) is designed to incentivise the individual executive for individual performance within his/her functional area and to ensure short-term achievements in line with company needs.

The Long-term Incentive Programme (LTIP) is designed to promote the collective performance of Executive Management and to align the interests of executives and shareholders. It further ensures a balance between short-term achievements and long-term thinking.

Pension contributions are made to provide an opportunity for executives to build up an income for retirement.

Other benefits are added to ensure that overall remuneration is competitive and aligned with local practice.

2.3	Size of the components

The fixed base salary accounts for approximately 35% to 55% of the total value of the remuneration package.

In addition to the fixed base salary, the executives may be eligible for incentive-based remuneration consisting of 1) a short-term incentive programme, and 2) a long-term incentive programme. The short-term incentive programme may in normal circumstances result in a maximum payout per year equal to four months’ – and in some circumstances up to six months’ – fixed base salary plus pension contribution. The long-term incentive programme may result in a maximum grant per year equal to eight months’ fixed base salary plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentive for a given year is equal to 14 months’ fixed base salary plus pension contribution.

Novo Nordisk Annual General Meeting 2012 • page 15

This split between fixed and variable remuneration is intended to result in a reasonable part of the salary being linked to performance, while at the same time promoting sound business decisions to achieve the company’s vision. Further, the balance between the components is assessed broadly to be in line with market practice for benchmarked companies.

2.4	Incentive programmes

2.4.1	Short-term incentive programme (STIP)

The STIP consists of a cash-based incentive which is linked to the achievement of a number of predefined functional and individual business targets for each member of Executive Management. The targets for the chief executive officer are fixed by the chairman of the Board of Directors while the targets for the executive vice presidents are fixed by the chief executive officer. The chairman of the Board evaluates the degree of target achievement for each member of Executive Management, and cash-based incentives – if any – for a particular financial year are paid at the beginning of the subsequent financial year.

In normal circumstances the cash-based incentive for each participating member cannot exceed an amount equal to four months’ – under certain circumstances up to six months’ – fixed base salary plus pension contribution per year. The calculation of the cash-based incentive – if any – for a year is typically based on the salary in December.

STIP is subject to recovery or ‘claw-back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to gross negligence or wilful misconduct by the executive.Claw-back in relation to the STIP is possible up to 12 months after the actual payment of the cash-based incentive.

2.4.2	Long-term incentive programme (LTIP)

Each year in January the Board of Directors decides whether or not to establish an LTIP for that calendar year.

The LTIP is based on an annual calculation of shareholder value creation as compared to the budgeted performance for the year.

Aligned with Novo Nordisk’s long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a weighted average cost of capital (WACC)-based return requirement on average invested capital.

A proportion of the calculated shareholder value creation is allocated to a joint pool for Executive Management and other members of the Senior Management Board. The Senior Management Board consists of all members of Executive Management and senior vice presidents.

For members of Executive Management the joint pool operates with a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution.

The joint pool may, subject to the Board of Directors’ assessment, be reduced in case of lower-than-planned performance on significant research and development projects and key sustainability projects. Targets for non-finan-cial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates.

Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk A/S B shares at market price. The market price is calculated as the average trading price for Novo Nordisk

Page 16 • Novo Nordisk Annual General Meeting 2012

A/S B shares on NASDAQ OMX Copenhagen in the open trading window following the release of financial results for the year prior to the bonus year; ie in the open trading window following immediately after the Board of Directors’ approval of the programme.

The shares in the joint pool are allocated to the participants on a pro rata basis: the chief executive officer participates with three units, executive vice presidents participate with two units each and other members of the Senior Management Board participate with one unit each.

The shares in the joint pool for a given year will be locked up for three years before it is transferred to the participants, including Executive Management. If a participant resigns during the lock-up period, his or her shares will remain in the joint pool for the benefit of the other participants.

In the lock-up period the Board of Directors may remove shares from the joint pool in the event of lower-than-planned value creation during such lock-up period, eg if the economic profit falls below a predefined threshold compared to the budget for a particular year.

In the lock-up period the market value of the joint pool will change dependent upon the development in the Novo Nordisk B share price, aligning the interests of participants including Executive Management with those of shareholders.

No dividends are paid on shares in the bonus pool in the lock-up period and the shares in the bonus pool are administered as part of Novo Nordisk’s holding of treasury shares.

Novo Nordisk continuously covers its obligations under the LTIP through its holding of treasury shares.

LTIP is subject to recovery or ‘claw-back’ by Novo Nordisk, provided the remuneration was paid on the basis of data which proved to be manifestly misstated due to gross negligence or wilful misconduct by a participant. Claw-back in relation to the LTIP is possible up to 12 months after the release of the shares to the participants (ie four years after allocation).

2.5	Pension
The pension contribution is 25% to 30% of the fixed base salary including bonus.

2.6	Other benefits
Executives receive non-monetary benefits such as company cars, phones etc. Such benefits are approved by the Board by delegation of powers to the Chairmanship. The Chairmanship informs the Board of the process and outcome. In addition, executives may participate in customary employee benefit programmes, eg employee share purchase programmes.

2.7	Termination of employment
Novo Nordisk may terminate the employment of an executive by giving 12 months’ notice. Executives may terminate their employment by giving Novo Nordisk six months’ notice.

2.8	Severance payment
In the event of termination – whether by Novo Nordisk or by the individual – due to a merger, acquisition or takeover of Novo Nordisk, executives are, in addition to the notice period, entitled to a severance payment of 24 months’ fixed base salary plus pension contribution. In case of termination by Novo Nordisk for other reasons, the severance payment is three months’ fixed base salary plus pension contribution per year of employment as an

Novo Nordisk Annual General Meeting 2012 • page 17

executive and taking into account previous employment history; in no event, however, less than 12 or more than 24 months’ fixed base salary plus pension contribution.

With regard to severance payment, the existing employment contracts exceed the 24-month limit described above. The severance payment to individual executives under the existing contracts will, however, not exceed 36 months’ fixed base salary plus pension contributions.

3.	Overview
The below table provides an overview of the remuneration for members of the Board of Directors and Executive Management:

	Board of Directors	Executive Management

Fixed base salary	Yes	Yes

Fee for Committee work	Yes	No

Fee for ad hoc tasks	Yes	No

STIP (Short-term Incentive Programme)	No	Up to six months’ fixed base salary plus pension contribution per year

LTIP (Long-term Incentive Programme)	No	Up to eight months’ fixed base salary plus pension contribution per year

Pension	No	25–30% of fixed base salary and bonus

Travel allowance	Yes	No

Other benefits	No	As approved by the Board by delegation of powers to the Chairmanship

Severance payment	No	Based on tenure of employment, 12–24 months’ fixed base salary plus pension contribution. However, for existing employment contracts such payment would be 12-36 months’ fixed base salary plus pension contribution.

Page 18 • Novo Nordisk Annual General Meeting 2012

Notes:

Novo Nordisk Annual General Meeting 2012 • page 19

Novo Nordisk A/S
Novo Allé
DK-2880 Bagsværd
Denmark
novonordisk.com

Hotline: +45 4442 3434
E-mail: AGMEETING@novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 24, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer